Exhibit 99.1

Talisman Energy Inc. Announces Early Tender Results of its Debt Tender Offer and Increase to the Maximum Tender Amount

CALGARY, Alberta, December 9, 2015 — Talisman Energy Inc. (the “Offeror”) announced today the early tender results of its previously announced tender offer (the “Offer”) to purchase for cash up to $750 million aggregate principal amount (the “Maximum Tender Amount”) of the 5.85% Senior Notes due 2037 (CUSIP No. 87425E AJ2), 5.50% Senior Notes due 2042 (CUSIP No. 87425E AN3), 6.25% Senior Notes due 2038 (CUSIP No. 87425E AK9), 7.25% Debentures due 2027 (CUSIP No. 87425E AE3) and 5.75% Senior Notes due 2035 (CUSIP No. 87425E AH6) issued by the Offeror (collectively, the “Securities”). In addition, the Offeror announced that it has raised the Maximum Tender Amount to $1,524,531,000.

The principal amount of each series of Securities that was validly tendered and not validly withdrawn as of 5:00 p.m., New York City time, on December 8, 2015 (the “Early Tender Date”) is specified in the table below and totals $1,524,531,000. The amounts of each series of Securities that are purchased will be determined in accordance with the acceptance priority levels specified in the table below and on the cover page of the offer to purchase dated November 24, 2015 (the “Offer to Purchase”) in the column entitled “Acceptance Priority Level” (the “Acceptance Priority Level”), subject to the proration arrangements applicable to the Offer. Settlement for Securities validly tendered on or prior to the Early Tender Date and accepted for purchase pursuant to the Offer is expected to occur on December 11, 2015.

Title of Security	CUSIP and ISIN Numbers	Principal Amount Outstanding	Principal Amount Tendered	Acceptance Priority Level
5.85% Senior Notes due 2037	87425E AJ2	$500,000,000	$359,879,000	1
	US87425EAJ29

5.50% Senior Notes due 2042	87425E AN3	$600,000,000	$467,670,000	2
	US87425EAN31

6.25% Senior Notes due 2038	87425E AK9	$600,000,000	$468,053,000	3
	US87425EAK91

7.25% Debentures due 2027	87425E AE3	$300,000,000	$201,615,000	4
	US87425EAE32

5.75% Senior Notes due 2035	87425E AH6	$125,000,000	$27,314,000	5
	US87425EAH62

The Offer is being made upon the terms and subject to the general conditions set forth in the Offer to Purchase, as amended hereby. The Offer will expire at 12:00 midnight, New York City time, on December 22, 2015 (one minute after 11:59 p.m., New York City time, on December 22, 2015), unless extended or earlier terminated by the Offeror (as it may be extended or earlier terminated, the “Expiration Date”). The deadline to validly withdraw tenders of Securities was 5:00 p.m., New York City time, on December 8, 2015; therefore, Securities that have been tendered and not validly withdrawn, and Securities tendered after that date, may not be withdrawn unless otherwise required by applicable law.

The consideration to be paid in the Offer for each series of Securities that are purchased pursuant to the Offer will be determined in the manner described in the Offer to Purchase at 11:00 a.m., New York City time, today by reference to the applicable fixed spread over the yield to maturity of the applicable U.S. Treasury Security specified on the front cover of the Offer to Purchase.

The Offeror’s obligation to accept for payment and to pay for the Securities validly tendered in the Offer is subject to the satisfaction or waiver of the general conditions set out in the Offer to Purchase. The Offeror reserves the right, subject to applicable law, to: (i) waive any and all of the conditions to the Offer; (ii) extend or terminate the Offer; (iii) increase or decrease the Maximum Tender Amount; or (iv) otherwise amend the Offer in any respect.

Citigroup Global Markets Limited and J.P. Morgan Securities LLC are acting as dealer managers for the Offer (the “Dealer Managers”). The tender agent and information agent (the “Tender Agent and Information Agent”) for the Offer is D.F. King & Co., Inc.  Copies of the Offer to Purchase and related offering materials are available by contacting the Tender Agent and Information Agent at (866) 864-7964 or (212) 269-5550 (collect) or talisman@dfking.com.  Questions regarding the Offer should be directed to Citigroup Global Markets Limited, Liability Management Group, at (800) 558-3745 (toll-free) or (212) 723-6106 (collect) or +44-20-7986-8969 and J.P. Morgan Securities LLC, Liability Management Group, at (866) 834-4666 (toll-free) or (212) 834-3617 (collect).

This announcement shall not constitute an offer to sell, a solicitation to buy or an offer to purchase or sell any securities.  The Offer is being made only pursuant to the Offer to Purchase and only in such jurisdictions as is permitted under applicable law.

About Talisman Energy Inc.

Talisman Energy Inc. is a global upstream oil and gas company, incorporated in Canada. Its assets are located in two core operating areas: the Americas (North America and Colombia) and Asia-Pacific. It was acquired by a wholly owned subsidiary of the Spanish integrated energy company Repsol S.A. on May 8, 2015.

Forward-Looking Statements

This news release contains information that constitutes “forward-looking information” or “forward-looking statements” (collectively “forward-looking information”) within the meaning of applicable securities legislation. This forward-looking information includes, among others, statements regarding the terms and timing for completion of the Offer.

Undue reliance should not be placed on forward-looking information. Forward-looking information is based on current expectations, estimates and projections that involve a number of risks which could cause actual results to vary and in some instances to differ materially from those anticipated by the Offeror and described in the forward-looking information contained in this news release. The material risk factors include, but are not limited to risks related to the successful consummation of the Offer.

The foregoing list of risk factors is not exhaustive. Additional information on these and other factors which could affect the Offeror’s operations or financial results or strategy are included in the Offeror’s most recent Annual Information Form (included in the Offeror’s Annual Report on Form 40-F). In addition, information is available in the Offeror’s other reports on file with the United States Securities and Exchange Commission.

Forward-looking information is based on the estimates and opinions of the Offeror’s management at the time the information is presented. The Offeror assumes no obligation to update forward-looking information should circumstances or management’s estimates or opinions change, except as required by law.

DISCLAIMER

This announcement must be read in conjunction with the Offer to Purchase. This announcement and the Offer to Purchase contain important information which must be read carefully before any decision is made with respect to the Offer. If any holder of Securities is in any doubt as to the action it should take, it is recommended to seek its own legal, tax, accounting and financial advice, including as to any tax consequences, immediately from its stockbroker, bank manager, attorney, accountant or other independent financial or legal adviser. Any individual or company whose Securities are held on its behalf by a broker, dealer, bank, custodian, trust company or other nominee or intermediary must contact such entity if it wishes to participate in the Offer. None of the Offeror, the Dealer Managers, the Tender Agent and Information Agent and any person who controls, or is a director, officer, employee or agent of such persons, or any affiliate of such persons, makes any recommendation as to whether holders of Securities should participate in the Offer.

OFFER AND DISTRIBUTION RESTRICTIONS

This announcement and the Offer to Purchase does not constitute an offer or an invitation to participate in the Offer in any jurisdiction in which, or to any person to or from whom, it is unlawful to make such offer or invitation or for there to be such participation under applicable laws. The distribution of this announcement and the Offer to Purchase in certain jurisdictions may be restricted by law. Persons into whose possession this announcement or the Offer to Purchase comes are required by each of the Offeror, the Dealer Managers and the Tender Agent and Information Agent to inform themselves about and to observe any such restrictions.

United Kingdom

The communication of the Offer to Purchase and any other documents or materials relating to the Offer has not been approved by an authorized person for the purposes of section 21 of the Financial Services and Markets Act 2000 (the “FSMA”). Accordingly, such documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom. The communication of such documents and/or materials is exempt from the restriction on financial promotions under section 21(1) of the FSMA on the basis that it is only directed at and may only be communicated to (1) those persons who are existing members or creditors of the Offeror or other persons within Article 43(2) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, and (2) any other persons to whom such documents and/or materials may lawfully be communicated in circumstances in which section 21(1) of the FSMA does not apply to the Offeror.

Belgium

None of this announcement, the Offer to Purchase or any other documents or materials relating to the Offer have been submitted to or will be submitted for approval or recognition to the Financial Services and Markets Authority (Autorité des services et marchés financiers / Autoriteit voor financiële diensten en markten) and, accordingly, the Offer may not be made in Belgium by way of a public offering, as defined in Articles 3 and 6 of the Belgian Law of April 1, 2007 on public takeover bids as amended or replaced from time to time. Accordingly, the Offer may not be advertised and the Offer will not be extended, and neither this announcement, the Offer to Purchase nor any other documents or materials relating to the Offer (including any memorandum, information circular, brochure or any similar documents) has been or shall be distributed or made available, directly or indirectly, to any person in Belgium other than “qualified investors” in the sense of Article 10 of the Belgian Law of June 16, 2006 on the public offer of placement instruments and the admission to trading of placement instruments on regulated markets, acting on their own account. This announcement and the Offer to Purchase have been issued only for the personal use of the above qualified investors and exclusively for the purpose of the Offer. Accordingly, the information contained in this announcement and the Offer to Purchase may not be used for any other purpose or disclosed to any other person in Belgium.

France

The Offer is not being made, directly or indirectly, to the public in France. Neither this announcement, the Offer to Purchase nor any other documents or offering materials relating to the Offer, has been or shall be distributed to the public in France and only (i) providers of investment services relating to portfolio management for the account of third parties (personnes fournissant le service d’investissement de gestion de portefeuille pour compte de tiers) and/or (ii) qualified investors (investisseurs qualifiés) acting for their own account, other than individuals, all as defined in, and in accordance with, Articles L.411-1, L.411-2 and D.411-1 of the French Code monétaire et financier, are eligible to participate in the Offer. The Offer to Purchase has not been submitted to the clearance procedures (visa) of the Autorité des marchés financiers.

Italy

None of the Offer, this announcement, the Offer to Purchase or any other documents or materials relating to the Offer has been or will be submitted to the clearance procedure of the Commissione Nazionale per le Società e la Borsa (“CONSOB”), pursuant to applicable Italian laws and regulations. The Offer is being carried out in the Republic of Italy (“Italy”) as an exempted offer pursuant to article 101-bis, paragraph 3-bis of the Legislative Decree No. 58 of February 24, 1998, as amended (the “Financial Services Act”) and article 35-bis, paragraph 4 of CONSOB Regulation No. 11971 of May 14, 1999, as amended (the “CONSOB Regulation”). The Offer is also being carried out in compliance with article 35-bis, paragraph 7 of the CONSOB Regulation. Holders or beneficial owners of the Securities located in Italy can tender the Securities through authorized persons (such as investment firms, banks or financial intermediaries permitted to conduct such activities in Italy in accordance with the Financial Services Act, CONSOB Regulation No. 16190 of October 29, 2007, as amended from time to time, and Legislative Decree No. 385 of September 1, 1993, as amended) and in compliance with applicable laws and regulations or with requirements imposed by CONSOB or any other Italian authority. Each intermediary must comply with the applicable laws and regulations concerning information duties vis-à-vis its clients in connection with the Securities or the Offer.

Switzerland

None of the Offer to Purchase, this announcement or any other offering or marketing material relating to the Securities constitutes a prospectus as such term is understood pursuant to article 652a or article 1156 of the Swiss Federal Code of Obligations or a listing prospectus within the meaning of the listing rules of the SIX Swiss Exchange. Accordingly, the investor protection rules otherwise applicable to investors in Switzerland do not apply to the Offer. When in doubt, investors based in Switzerland are recommended to contact their legal, financial or tax adviser with respect to the Offer.

General

The Offer does not constitute an offer to buy or the solicitation of an offer to sell Securities in any circumstances in which such offer or solicitation is unlawful. In those jurisdictions where the securities or other laws require the Offer to be made by a licensed broker or dealer and the Dealer Managers or, where the context so requires, any of their respective affiliates, is such a licensed broker or dealer in that jurisdiction, the Offer shall be deemed to be made on behalf of the Offeror by any such Dealer Manager or affiliate (as the case may be) in such jurisdiction. Each Holder participating in the Offer will be deemed to give certain representations in respect of the jurisdictions referred to above and generally as set out in “The Terms of the Offer—Procedure for Tendering Securities” in the Offer to Purchase. Any tender of Securities for purchase pursuant to an offer from a Holder that is unable to make these representations may be rejected. The Offeror, the Dealer Managers and the Tender Agent and Information Agent reserve the right, in their absolute discretion, to investigate, in relation to any tender of Securities for purchase pursuant to an offer, whether any such representation given by a Holder is correct and, if such investigation is undertaken and as a result the Offeror determines (for any reason) that such representation is not correct, such tender may be rejected.